UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 21)

SWANK, INC.
(Name of Issuer)

Common Stock, $.10 par value per share
(Name of Issuer)

210-86971610
(CUSIP Number)

William D. Freedman, Esq., Troutman Sanders LLP
405 Lexington Avenue, New York, New York 10174
(212) 704-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

SCHEDULE 13D
CUSIP No. 210-86971610	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The New Swank, Inc. Retirement Plan Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* EP
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 210-86971610	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reliance Trust Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 210-86971610	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Tulin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 210-86971610	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James E. Tulin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 6 of 10 Pages

AMENDMENT NO. 21 TO JOINT FILING ON SCHEDULE 13D

OF

THE SWANK, INC. RETIREMENT PLAN TRUST

AND

RELIANCE TRUST COMPANY

AND

JOHN TULIN

AND

JAMES E. TULIN

WITH RESPECT TO SWANK, INC.

       This Amendment No. 21 to the Statement on Schedule 13D (as amended to date, the “Schedule 13D”) is filed on behalf of The Swank, Inc. Retirement Plan Trust, Reliance Trust Company, the trustee of the Employee Stock Ownership Plan Component of the Retirement Plan Trust, John Tulin and James E. Tulin, with respect to shares of the common stock, $.10 par value per share, of Swank, Inc.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

1.           Item 4 of the Schedule 13D is hereby amended by the addition of the following:

“Item 4.   Purpose of Transaction.

         At 4:25 P.M on May 17, 2012 (the “Effective Time”), the Corporation completed the Merger pursuant to the Merger Agreement.  In accordance with the Merger Agreement, at the Effective Time, each issued and outstanding share of Common Stock, other than treasury shares, any shares owned by Parent, Intermediate Sub, Merger Sub or any other direct or indirect subsidiary of Parent, and shares owned by stockholders who have properly demanded and not effectively withdrawn or lost appraisal rights, was cancelled and converted automatically into the right to receive $10.00 in cash (the “Per Share Merger Consideration”). Accordingly, at the Effective Time each share of Common Stock held by the Retirement Plan Trust, the ESOP Retirement Plan Trustee, John Tulin and James E. Tulin was cancelled and converted automatically into the right to receive the Per Share Merger Consideration.”

Page 7 of 12 Pages

2.           Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

“Item 5.   Interest in Securities of the Issuer.

         The following table sets forth information as of the Effective Time as to the shares of Common Stock beneficially owned by the Retirement Plan Trust, the ESOP Retirement Plan Trustee, John Tulin and James E. Tulin:

Name	Amount and Nature of Beneficial Ownership	Percent of Class
The New Swank, Inc. Retirement Plan Trust	0	0%
Reliance Trust Company	0	0%

John Tulin	0	0%
James E. Tulin	0	0%

As described in Item 4 above, as a result of the Merger, at the Effective Time, the Reporting Persons no longer had beneficial ownership of over 5% of the Common Stock.  In addition, none of the Annex A Persons has beneficial ownership of any shares of Common Stock.

Except as noted above, none of the Retirement Plan Trust, the ESOP Retirement Plan Trustee, the Annex A Persons, John Tulin or James E. Tulin have effected any transactions in Common Stock during the past sixty days.”

3.           Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Item 7.   Material to be Filed as Exhibits.

Exhibit No.                      Description

1.	Joint Filing Agreement

Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 17, 2012

The New Swank, Inc. Retirement Plan Trust

By:	Reliance Trust Company, not in its individual or corporate capacity, but solely in its capacity as Trustee of The New Swank, Inc. Retirement Plan Trust

	By:	/s/ Howard L. Kaplan
	Name:	Howard L. Kaplan
	Title:	Senior Vice President

/s/ John Tulin
John Tulin

/s/ James E. Tulin
James E. Tulin

Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the amendment to the statement on Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 17th day of May, 2012.

The New Swank, Inc. Retirement Plan Trust

By:	Reliance Trust Company, not in its individual or corporate capacity, but solely in its capacity as Trustee of The New Swank, Inc. Retirement Plan Trust

	By:	/s/ Howard L. Kaplan
	Name:	Howard L. Kaplan
	Title:	Senior Vice President

/s/ John Tulin
John Tulin

/s/ James E. Tulin
James E. Tulin